THUNDER ENERGY TRUST
400, 321 – 6th Avenue SW
Calgary, AB T2P 3H3
P. 403.294.1635
F. 403.232.1317
thunderenergy.com

February 12, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Dear Sir or Madam:

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated February 12, 2007.

Yours truly

Sheila Hearnden
Executive Assistant